Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Introspective Power, Inc.
11001 W. 120th Ave. Suite 400
Broomfield, CO 80021
https://www.inets.us/

Up to $1,069,997.00 in Series B Common Stock at $3.40
Minimum Target Amount: $9,999.40

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Introspective Power, Inc.
Address: 11001 W. 120th Ave. Suite 400, Broomfield, CO 80021
State of Incorporation: DE
Date Incorporated: July 08, 2013

Terms:

Equity

Offering Minimum: $9,999.40 | 2,941 shares of Series B Common Stock
Offering Maximum: $1,069,997.00 | 314,705 shares of Series B Common Stock
Type of Security Offered: Series B Common Stock
Purchase Price of Security Offered: $3.40
Minimum Investment Amount (per investor): $204.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the President of the Company (the "President"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the President determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the President for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Previous Backer Bonus:

For any previous investors in Introspective Power, when you invest in this live offering you will receive an additional 10% bonus shares.

Insider Bonus:

Introspective Power insiders receive 5% bonus shares.

Time-Based

Friends and Family - First 5 days | 15% bonus shares

Super Early Bird - Next 7 days | 10% bonus

Early Bird Bonus - Next 14 days | 5% bonus shares

Amount-Based:

$500+

10% off one purchase of personal devices

$1,000+

15% off one purchase of personal devices

$5,000+

20% off one purchase of personal devices

$10,000+

SNAP1, 1 year service

$20,000+

SNAP5, 1 year service

$50,000+

SNAP5, 5 years service

$100,000+

Whole-Home SNAP device (pre-release version)

$200,000+

Whole-Home SNAP device (pre-release version) and Breakfast with the Founder at Dushanbe Tea House, Boulder, CO (provide your own transportation)

**All perks occur when the offering is completed.*

The 10% StartEngine OWNers' Bonus

Introspective Power, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding

Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series B Common Stock at $3.40 / share, you will receive 110 shares of Series B Common Stock, meaning you'll own 110 shares of Series B Common Stock for $340. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner’s Bonus and the Previous Backer Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Introspective Power, Inc. ("Introspective Networks" or the "Company") is a C-Corporation that is organized under the laws of the state of Delaware and is headquartered in the state of Colorado. The Company filed its Certificate of Incorporation with the state of Delaware on July 8th, 2013.

The goal of founding the Company was to create a generic distributed framework for the Industrial Internet of Things (IIoT). The Company filed its first provisional patent application on that concept in January of 2013. Just weeks later, the NSA leaks came out. Doing some quick research, we believed it was clear that methods were being leaked which, looking at this historically, made this a ground zero event for the cybersecurity issues we face today. For Anthony Thompson, Founder and TCEO of Introspective Networks, this was a call to action.

We manufacture SmokeNet devices for customers of all sizes. SmokeNet uses Moving Target Defense to remove all network attack vectors including recording. Connections are short and transient. Third-party, independent assessments show zero network vulnerabilities. Based on an analysis of these assessments, this is the first known time this has been achieved.

Introspective Networks owns eight patents relating directly to SmokeNet. Seven are around STOP technology, the primary underlying technology that powers SmokeNet. The other is around Entropy Expansion which resolves the remaining academic objections around using a One Time Pad for the network. The Company owns seven additional patents, five for Distributed Computing, one for Secure Storage and Data Exchange/Sharing, and one for Secure Segmented Workstations. All of these patents

are fully owned by and assigned to the Company.

The Company was involved in prior litigation with a former employee regarding deferred compensation in the state of Colorado. A determination in the matter was made on September 23, 2020, by the Colorado Department of Labor and Employment and the parties settled the matter on March 11, 2021, with the Company admitting no wrongdoing.

Competitors and Industry

Industry:

We believe the cybersecurity market is largely behind the times, utilizing technologies that were developed over two decades ago. We have designed SmokeNet from the ground up with bandwidth availability, modern processing power, and forthcoming attack methods in mind. SmokeNet has two key advantages: Moving Target Defense and One Time Pad encryption. Moving Target Defense has proven to remove all network vulnerabilities backed up by an independent assessment. One Time Pad encryption is the only encryption that can not be broken; even in theory. This completely removes the Quantum Computing threat. These are proactive and not reactive methods that simply remove the current issues with network cybersecurity.

We believe SmokeNet technology has been proven to be superior to the current VPN offerings on the market today. VPN technology is antiquated technology and is over 20 years old. It is not provably secure but relies on questionable math theories that British Intelligence has stated are not correct.

The VPN market is currently a $30 Billion market projected to grow at 15% through 2027. Based on our internal observations and initial reception to the product, SmokeNet is well-positioned to capture a portion of this market.

Primary Competitors:

NordVPN - Personal

With $19.3 million in annual revenue, according to Datanyze (https://www.datanyze.com/companies/nordvpn/415075082), NordVPN is the biggest entity in the personal VPN marketplace. Nord Security, the company behind NordVPN, according to a TechCrunch article (https://techcrunch.com/2022/04/06/nord-security-the-startup-behind-nordvpn-raises-its-first-ever-funding-100m-at-a-1-6b-valuation/), recently raised $100 million on a $1.6 billion valuation. While they have recently added business VPNs to their product line, they still appear to be focused on personal VPNs. Personal VPNs are not secure from state actors. In fact, all of the internet traffic is sent through a single stream that can be intercepted and deciphered by Nation States with cracking capabilities. These types of VPNs actually make the collection of all data much easier. While the NORD VPN product is fully developed, from a security standpoint, it is not clear that the marketing matches reality.

SmokeNet is a Next Generation Private Network using Moving Target Defense making

an interception of transmissions through predatory means on the public Internet, based on testing results, impossible. This also protects from all other network-borne attacks. SmokeNet also uses One Time Pad encryption which, even if data is intercepted before getting to the Internet, it cannot be decrypted by any means. SmokeNet does not depend on algorithm-based encryption like AES-256, a technology first published in 1998. SmokeNet offers a sub-product that competes with Private VPNs like NordVPN. This is a mature product line with existing customers.

Cisco - Enterprise VPN

According to Datanyze (https://www.datanyze.com/market-share/vpn--326/cisco-vpn-market-share), Cisco Systems owns the lion's share of the global VPN software market, with Cisco AnyConnect claiming 28.47% and Cisco VPN claiming 25.38%. Cisco announced the end of life of Cisco VPN in 2011 in favor of Cisco AnyConnect. While Cisco will currently be considered a competitor, they, along with other equipment manufacturers like them, may become licensors as Introspective Networks develops both cards and chips using SmokeNet technology. We anticipate that, upon success, Cisco will be an eventual partner.

Current Stage and Roadmap

Current Stage:

The Company was started in 2013. We are several years into the development of our flagship product line - SmokeNet. We are currently marketing the second major version of the underlying technology.

In a few years, we believe Introspective Networks may be positioned to capture a meaningful portion of the cybersecurity market while continuing to innovate in this space.

Due to the current situation in Ukraine, as of May of 2022, there is a heightened need for our services in the military.

Roadmap:

Roadmap Through 2023:

Q3 2022 - We are working with the federal government to provide both increased security and network provider diversification for some of the country's most critical defensive assets. We will be building this out in conjunction with the DoD.

Q4 2022 - We will be participating in the Global Information Dominance Experiment (GIDE) #5. The objective of this fifth version of the experiment is to go from pilot to production so this should provide long-term, sustained revenue through services.

Q1 2023 - We project continued expansion into our DoD and US Government sectors. We anticipate sales to network providers to start creating SmokeNet networks for resale. We will start to develop partitioned devices that will fully separate private from

public data.

Q2 2023 - Start development of a hardware implementation of SmokeNet. This will be on top of continued expansion to Federal Government and Network Provider sales. We expect early adoption of the partitioned public/private data devices (computers, laptops, pads, phones, ...).

Q3 2023 - We project starting the development of a chip-level implementation of SmokeNet. We anticipate expansion into the enterprise private sector with steady public sector growth. We project enterprise sales will be handled by traditional telcos and SmokeNet service providers. We will work towards creating relationships to license the partitioned device technology.

Q4 2023 - We anticipate finalizing the SmokeNet computer chips and starting beta testing. We expect all aforementioned revenue streams to be expanding. At this stage, we may start to explore the development of our distributed computing technology.

The Team

Officers and Directors

Name: Anthony Scott Thompson

Anthony Scott Thompson 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder
  Dates of Service: January 01, 2013 - Present
  Responsibilities: Founder As Founder and majority shareholder, Anthony provides direction regarding the Company's technology, roadmap, organization, management, and operations.

- **Position:** President
  Dates of Service: January 01, 2013 - Present
  Responsibilities: Company Leader, Technology Leader - Communicate with shareholders, government partners, private partners, and other outside entities - Develop the Company's short and long term strategies - Create, communicate, and implement the Company's vision, mission, and direction - Solicit guidance from other Company officers and Board of Directors - Analyze and understand market landscape - Scout business opportunities - Assess, monitor, and minimize risks to the Company - Manage strategic long and short term goals - Evaluate the Company's success in reaching its goals - Oversees the high level development of new technologies - Creates and manages patent portfolio. Anthony Thompson is currently the Founder and President and is responsible for the overall direction and administration of Introspective Networks (IN). He oversees partner relations, business development, new technology and Intellectual Property development, operations, and risk management. He

provides leadership for all aspects of IN's operations with an emphasis on long-term goals, growth, financial wellbeing, and achievement of the business' goal to become a top performing technology company. Salary: $150,000 Standard Employee Stock Option Plan (Applies to all Employees): + Base Quarterly Stock Options (# of Options based on 2% of annual salary divided by strike price) + Base Annual Stock Options (# of Options based on 5% of annual salary divided by strike price) - Reduction of up to 50% of options for underperforming + Performance Based Bonus of up to 100% of Base Quarterly Stock Options + Performance Based Bonus of up to 100% of Base Annual Stock Options

- **Position:** CEO
  Dates of Service: January 01, 2013 - Present
  Responsibilities: Develop and execute the Company's Strategy; oversee the executive team

- **Position:** Chairman of the Board
  Dates of Service: January 01, 2013 - Present
  Responsibilities: Lead the Board of Directors; POC for board members; Set and monitor goals and objectives for board members; facilitate/lead board meetings;

Name: Steven Cummings

Steven Cummings 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** VP-Operations
  Dates of Service: July 01, 2013 - Present
  Responsibilities: Leader of Operations & Technical Expert - Oversee Company departments including Support and QA - Internal and external SmokeNet Network Operations - Internal and external SmokeNet Maintenance and Support - Government/Military Liaison, POC, & SME - Government/Military Contract Maintenance & Invoicing - Oversee online sales platforms Salary: $87,500 Standard Employee Stock Option Plan (Applies to all Employees): + Base Quarterly Stock Options (# of Options based on 2% of annual salary divided by strike price) + Base Annual Stock Options (# of Options based on 5% of annual salary divided by strike price) - Reduction of up to 50% of options for underperforming + Performance Based Bonus of up to 100% of Base Quarterly Stock Options + Performance Based Bonus of up to 100% of Base Annual Stock Options

Name: Jack Jackson

Jack Jackson's current primary role is with Level 10 CFO. Jack Jackson currently services As a 1/4 time exempt employee, Jack is required to work 10 hours per week for Introspective Power, Inc. hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CFO
  Dates of Service: August 01, 2019 - Present
  Responsibilities: Finance Leader - Serves as CFO for small and growing businesses - Oversee FP&A activities including financial reporting, budgeting, and long-term forecasting - Provide financial strategy recommendations to Company President/-CEO - Serve as leadership team member to guide and direct each business Salary: $37,500 (Jack works 10 hours per week at Introspective Power) Standard Employee Stock Option Plan (Applies to all Employees): + Base Quarterly Stock Options (# of Options based on 2% of annual salary divided by strike price) + Base Annual Stock Options (# of Options based on 5% of annual salary divided by strike price) - Reduction of up to 50% of options for underperforming + Performance Based Bonus of up to 100% of Base Quarterly Stock Options + Performance Based Bonus of up to 100% of Base Annual Stock Options

Other business experience in the past three years:

- **Employer:** Medtronic, Inc
  Title: Sr. Director Finance
  Dates of Service: August 05, 1996 - August 01, 2019
  Responsibilities: Finance Leader for Medtronic Neurosurgery

Other business experience in the past three years:

- **Employer:** Level 10 CFO
  Title: CFO Advisor
  Dates of Service: September 30, 2021 - Present
  Responsibilities: Fractional CFO for small, growing businesses

Name: Tricia Heller

Tricia Heller's current primary role is with Magpul Industries Corp.. Tricia Heller currently services As a voluntary board member, Tricia Heller has committed to working 60 hours per quarter in this capacity. This averages 4.62 hours per week. hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: March 28, 2018 - Present
  Responsibilities: Work with executive team to provide direction for the company, assist with strategic planning, generate leads, socialize the company, and enhance the company's public standing.

Other business experience in the past three years:

- **Employer:** Magpul Industries Corp.
  Title: IP & Regulatory Compliance Director
  Dates of Service: January 02, 2008 - Present
  Responsibilities: Manages the federal regulatory compliance program as well as oversees all aspects of the Intellectual Property and Anti-counterfeiting portfolio

Name: Brigadier General Ian Dickinson, USAF (Retired)

Brigadier General Ian Dickinson, USAF (Retired)'s current primary role is with BryceTech. Brigadier General Ian Dickinson, USAF (Retired) currently services As a voluntary board member, Ian Dickinson has committed to working 60 hours per quarter in this capacity. This averages 4.62 hours per week. hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: August 30, 2016 - Present
  Responsibilities: Work with executive team to provide direction for the company, assist with strategic planning, generate leads, socialize the company, and enhance the company's public standing.

Other business experience in the past three years:

- **Employer:** BryceTech
  Title: Chief Operating Officer
  Dates of Service: March 31, 2017 - Present
  Responsibilities: Lead company operations, develop and maintain cyber strategy and solutions for civilian and government organizations.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Series B Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when

we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Series B Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Series B Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current products and services are based on a single product line, which includes SmokeNet hardware and services. Our revenues are therefore dependent upon the market for secure private networking. We anticipate this risk will be

mitigated in the future as we sign up Value Added Resellers, license SmokeNet technology to other companies, and further develop our other technologies.

Minority Holder; Securities with Voting Rights
The Series B Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the President of the Company, or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Introspective Power, Inc., d/b/a Introspective Networks was formed on 7/08/2013. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Introspective Power, Inc., d/b/a Introspective Networks has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your

investment could be adversely impacted by our reliance on third parties and their performance.

Supply Chain risks based on the worldwide chip shortage.
The Company builds its hardware for home use from commodity parts. The ability to acquire some of these commodity parts may be hindered by manufacturers' available supplies. This can lead to increased wait times to receive parts, which can increase the wait times for customers to receive orders. Most of our parts are readily available, while the primary part is available only from a single manufacturer. This manufacturer, the Raspberry Pi Foundation, has developed a mitigation plan for businesses relying on these parts, in which they are able to expedite business orders. Our equipment that is manufactured for business customers is manufactured by HPE through our OEM agreement with them. Even HPE has supply chain issues. Certain configurations can have lead times in the weeks and months. In some cases, we are able to mitigate this issue by building SmokeNet devices using another company's equipment as a base.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.
Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Our ability to sell our product or service outside the United States is dependent on US Government regulation which can be subject to change at any time
Our ability to sell SmokeNet products and services outside the United States is dependent on US Government export control regulations that limit the export of some encryption technologies to certain countries. These regulations, as well as the list of countries that are not approved, may be subject to change and if they do then SmokeNet sales outside the US may no longer be in the best interest of the Company. At such point, the Company may no longer want to sell product outside the US and therefore the addressable market and your investment in the Company may be affected.

Products do not fall into a NIST Standards Category
Our products are defensive in nature. A Presidential Executive order from May 2021 has directed that the U.S. Government shift from cyber offense to cyber defense. We have found that current NIST cybersecurity standards, which were created prior to that order, are offensive in nature.

The Company's management team and corporate structure may change in the future based on uncertain market conditions.
The Company is engaged in an emerging and competitive industry with several products and lines of business. Future market and competitive conditions that are currently uncertain may present a need for the Company to alter its current management team or product focus and corporate structure to adapt to these future

conditions.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

<table>
<tr><th>Stockholder Name</th><th>Number of Securities Owned</th><th>Type of Security Owned</th><th>Percentage</th></tr>
<tr><td>Anthony Scott Thompson</td><td>342,000</td><td>Series B Common Stock</td><td rowspan="2">61.26%</td></tr>
<tr><td>Anthony Scott Thompson</td><td>17,382,000</td><td>Series A Common Stock</td></tr>
</table>

The Company's Securities

The Company has authorized Series B Common Stock, Common Stock, and Series A Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 314,705 of Series B Common Stock.

Series B Common Stock

The amount of security authorized is 13,500,000 with a total of 6,851,100 outstanding.

Voting Rights

1 vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

<u>Voting Rights of Securities Sold in this Offering</u>

Voting Proxy. Each Subscriber shall appoint the President of the Company (the "President"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the President determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the President for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a

registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The total amount outstanding includes 791,100 of shares to be issued pursuant to outstanding warrants.

The total amount outstanding includes 3,184,800 of shares to be issued pursant to stock options issued (1,285,697 vested & 1,899,103 unvested).

Common Stock

The amount of security authorized is 7,500,000 with a total of 465,900 outstanding.

Voting Rights

There are no voting rights associated with Common Stock.

Material Rights

There are no material rights associated with Common Stock.

Series A Common Stock

The amount of security authorized is 24,000,000 with a total of 22,081,800 outstanding.

Voting Rights

1 vote per share

Material Rights

There are no material rights associated with Series A Common Stock.

What it means to be a minority holder

The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the President of the Company (the "President"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a

smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $884,600.00
  Number of Securities Sold: 4,174
  Use of proceeds: Business operations, compensation for staff, and office space.
  Date: January 01, 2018
  Offering exemption relied upon: 506(c)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and

uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Fiscal Year ended June 30, 2021, compared to Fiscal Year ended June 30, 2020.

Revenue

Revenue for the fiscal year ended June 30, 2021, was $92,314, which was decreased from revenue of $612,529 in the year ending June 30, 2020.

In the year ended June 30, 2020, the Company posted revenue of $158K for three circuits maintained, plus over $450K in short-term project revenue with the U.S. Government / Military for the cybersecurity solution including SmokeNet.

In the year ended June 30, 2021, the Company was poised to make two major sales in the spring of 2020 when the Covid pandemic struck. One of the contracts was with a telecommunications provider which closed down their testing labs. A second contract with the U.S. military was awarded but not funded as the funds were diverted for covid purposes. Lastly, one of the three contracts for the circuits to the U.S. government expired, so revenue decreased.

In summary, COVID was the largest impactor on Company revenue from the fiscal year 2020 to 2021. The good news is that the business opportunities for these contracts were not lost but just postponed. We are now positioned to convert these opportunities to revenue in the coming months in 2022.

Cost of sales

Cost of sales in 2020 was $157,676, decreased to $75,176 in 2021. The reduction in COGS was largely due to the fact that nearly all the COGS was tied to the circuit revenue which was low margin revenue. When the largest circuit contract expired, the corresponding cost to support that contract also expired midway through the year.

Gross margins

Gross margins in 2021 of $17,138, decreased significantly from $454,853 in 2020. The decrease is due primarily to the fact that nearly all the gross margin in 2020 was derived from high-margin SmokeNet services and consulting contract revenue. When SmokeNet revenue was greatly impacted in the spring of 2020 and continuing into all of 2021, this significantly reduced gross margins.

Expenses

The Company's expenses consist of compensation and benefits, marketing and sales expenses, fees for professional services and patents, and research and development expenses. Expenses decreased from $746,469 in 2020 down to $576,053 in 2021. The reduction in expenses was a reduction in staff compensation and a reduction in Marketing expenses.

Historical results and cash flows:

We believe past results are not indicative of anticipated future performance. The past years have been spent developing and testing the core technology solution and building important partnerships and relationships in the U.S. Military and telecommunications industries.

The Company is transitioning from a development phase to a market launch phase. We are several years into the development of our flagship product line - SmokeNet. We believe that the SmokeNet technology has significant differentiators compared to current VPN offerings in the cybersecurity space. With a large, growing market and a highly differentiated product, we believe that SmokeNet has the potential to fill a big gap in the market.

Due to the ever-growing need for cybersecurity solutions, including the current situation in Ukraine, there is a heightened need for our products and services both in the military as well as commercial and personal cybersecurity markets.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company currently has short-term loans outstanding from friends and family, as well as credit cards with AMEX, Bank of America, and Chase.

As of June 30, 2022, the company has $9,643 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from the raise are critical to company operations. The Company may require additional financing to support working capital needs.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Yes, the funds from this raise are important to the operations of the company.

The percentage of cash on hand that this raise will comprise will be dependent upon how quickly the Company converts large contracts with the U.S. military and telecommunications companies.

If the company raises the maximum of $1,070,000, it will comprise between 15% and 100% of the total funds. If the company converts on $9 million of contracts in the coming months, the funds from this raise will comprise approximately 15% of the total funds on hand. If contracts are delayed for some reason, funds raised could comprise 100% of funds on hand. The likely outcome is somewhere in the middle.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the minimum is raised, the company will be able to operate for 1 month based on a monthly burn rate of $50K per month. This includes salary and benefits expenses, as well as the purchase of inventory and some modest marketing expenses

How long will you be able to operate the company if you raise your maximum funding goal?

If the maximum is raised, the company will be able to operate for 10 months based on an estimated monthly burn rate of approx. $100K/ month.

Expenses include salary and benefits, purchase of inventory, marketing, manufacturing, and R&D. A small percentage will be used to pay down some pandemic-related and other debt.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Company's additional future sources of capital primarily comprise of additonal support from the founders. Depending on the success of the Company's crowdfunding raise, the Company may seek to raise additional capital in the future.

Indebtedness

- **Creditor:** Jack Jackson
  Amount Owed: $22,779.10
  Interest Rate: 4.0%

- **Creditor:** Anthony S. Thompson
  Amount Owed: $145,645.00
  Interest Rate: 4.0%

- **Creditor:** Anthony Thompson
  Amount Owed: $60,079.00
  Interest Rate: 4.0%

- **Creditor:** Larry Thompson
  Amount Owed: $137,059.00
  Interest Rate: 4.0%

- **Creditor:** Nixon & Vanderhye (IP legal firm)
  Amount Owed: $80,961.00
  Interest Rate: 0.0%

- **Creditor:** Ken Anderson
  Amount Owed: $20,000.00
  Interest Rate: 45.0%

- **Creditor:** Lori Anderson
  Amount Owed: $20,000.00
  Interest Rate: 4.0%

- **Creditor:** Paypal
  Amount Owed: $11,844.00
  Interest Rate: 9.9%
  Maturity Date: March 15, 2024

Related Party Transactions

- **Name of Entity:** Anthony Thompson
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Revolving Loan
  Material Terms: $145,645

- **Name of Entity:** Anthony Thompson
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Convertible Note
  Material Terms: $60,079.00

- **Name of Entity:** Larry Thompson
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: Father of President, Loan
  Material Terms: $137,059.00

- **Name of Entity:** Jack Jackson
  Relationship to Company: Officer

Nature / amount of interest in the transaction: CFO, revolving loan
Material Terms: $22,779.00

Valuation

Pre-Money Valuation: $99,955,920.00

Valuation Details:

When determining the Company's valuation of $99,955,920, its fully diluted outstanding shares of 29,398,800 multiplied by its price per share of $3.40 produce this pre-money valuation amount. Additionally, the Company balanced its analysis factors:

Value of Company Assets: Intellectual Property - 15 patents

The Company currently has 15 patents issued; 8 of the patents are used in the SmokeNet technology being offered today. If each patent is valued at $10 million, this equates to a valuation of **$80M** on the patents we are currently marketing alone.

The Company has also developed strong partnerships with the U.S. Military, U.S. Government, and a major telecommunications company. Due to the current situation in Ukraine, as of March of 2022, there is a heightened need for our services in the military.

Using the above methodology coupled with the ongoing partnerships, the valuation was established at $99,955,920.

The Company, in determining its pre-money valuation, also considered the following factors:

1. The Company's STOP and Entropy Expansion Technologies

SmokeNet is a technology that changes cybersecurity from reactive to proactive in a network. The network is where some of the biggest threats to cybersecurity lie. Encryption is designed to be crackable by Nation-State actors and law enforcement. Since most current standards are over 20 years old, a lot of the assumptions about what would stop criminals from cracking encryption are no longer true. We now have powerful GPUs that are perfect for cracking encryption along with data center scale computing. Many top cryptographers believe cryptography became openly vulnerable in the late 2000s. We are also facing a quantum computing threat that will allow encryption keys to be derived simply with time on a cloud-based Quantum Computer.

We believe SmokeNet solves all of these problems. Introspective Networks (IN) has been working on this solution since 2016. IN leadership met with a director of the USAF 688th Cyberspace Wing at that time and was told the solution was "too good" and would block law enforcement and the Intelligence Community from intercepting and decrypting data. They suggested that our country would need the technology

within about five years and that we should stay the course on development. On May 12th, 2021, President Biden issued an Executive Order which flipped the U.S. focus from Cyber Offense to Cyber Defense.

The fact is, it is nearly impossible to have both - adding key elements of Cyber Offense, such as back doors, erodes the efficacy of Cyber Defense. On the other side of the coin, proper Cyber Defense, such as SmokeNet, blocks most vulnerabilities required for Cyber Offense. We believe the SmokeNet solution is uniquely positioned to provide the defensive protection specified in the Executive Order, primarily through our multi-patented Streaming Transmission One-time-pad Protocol (STOP). SmokeNet is currently available as a Next Generation Private Network. It is similar to a VPN but we have seen that it is more secure. We are currently working to implement the first rollout of SmokeNet to the DoD. We are also doing testing with AT&T in coordination with military and government agencies.

Both Business and Technical development are mature, positioning the Company to deploy SmokeNet to the public and private sectors efficiently and at scale. The Company anticipates based on what entities in the government have stated that the technology is poised to be mandated for certain areas within both sectors.

2. The Company's Intellectual Property Portfolio

The Company holds 15 patents for extremely valuable technology. There are three other patents besides STOP (4 discrete technologies total). We believe that SmokeNet is a breakthrough technology for complete Internet data transport protection. This is one of the first known technologies to successfully utilize a One Time Pad for continuous network encryption. We have seen that a One-Time-Pad can not be cracked; even in theory. The Company, through its intellectual properties, has solved a classic computer science problem called The Key Exchange Problem.

The other important breakthrough with STOP is Moving Target Defense. This moves the data, virtually and, in some cases, physically, in an IP network. This blocks the data from being intercepted and, in a full third-party evaluation, showed to have zero network vulnerabilities. This protects the key material from interception inside the IP network and removes the need for things like firewalls at every compute edge. This is proven groundbreaking, highly disruptive technology.

The Company anticipates that its IP alone may likely be worth much more than the proposed valuation as stated above. Should this technology only be deployed to the Federal Government and friendly nations, the Company may be able to leverage its IP to fuel growth. Fast followers are highly unlikely because of the complexity of the technology, the patents held, and the nature of the problem. The patent protection is being handled by a world-leading patent firm - Nixon Vanderhye. We also have other very valuable patent matters addressing other yet-to-be-solved problems like IIoT distributed computing - something the founder is a subject matter expert on. Together, this provides complete security and computing solutions to industries like the Electric Grid, Telecommunications, Water Systems, etc.

3. Technology Validations

Multiple validations have been completed proving the strength and value of SmokeNet protection. Red Team testing has shown SmokeNet has zero network vulnerabilities, which, based on our internal observations, is a first in this industry. The Company has begun verbal negotiations for a Government-wide SmokeNet roll-out; however, no written documentation has been provided at this time. Government Agencies have been involved in the validation with the DoD and are also testing through AT&T in parallel. SmokeNet is currently being reviewed by US Northern Command (NORTHCOM) through a paid Proof of Concept and evaluation. The first live installation will be for our North Warning System for NORTHCOM.

4. The Company's Management Team

The Company's founders are seasoned telecommunications veterans with excellent industry connections. The Company may be able to grow the number of major telecommunications companies selling this service through its existing industry connections. The founder, Anthony Thompson, was part of what we believe to still be one of the world's largest startups - Level 3 Communications. Anthony was instrumental, through multiple initiatives, to that success. He understands what goes into building a large, functioning company.

5. The Company's Business Model

The Company's initial business model is to resell existing hardware solutions, loading our software and rebranding it. We have seen that this is a proven, workable model. All of the Company's initial business relationships - most profoundly the HPE (Hewlett Packard Enterprise) OEM agreement - are in place. We believe the Company may be poised to scale quickly.

Conclusion

In summary, we believe Introspective Power is ready to grow. After the ongoing Solar Winds attack, we anticipate that the need for the product is unquestionable. With the May 12, 2021, Executive Order and follow-on memoranda moving us to defensive cybersecurity, this technology is ready to deploy and may be well-positioned to address known vulnerabilities. Given all the momentum and nearly a decade of development - both technical and business - we believe the Company's valuation is modest.

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The Company has three (3) classes of common securities outstanding. In making this calculation, we have assumed all outstanding options, warrants, or other securities with a right to acquire shares are exercised.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.40 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *StartEngine Platform Fees*
  96.5%
  StartEngine Platform Fees

If we raise the over allotment amount of $1,069,997.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  20.0%
  We will be doing work creating new products, engineering our own parts, and supporting new patent ideas. The bulk of this will go towards engineering our own parts to mitigate supply chain issues. We will also increase our patent portfolio more aggressively, increasing the company's core value.

- *Manufacturing*
  10.0%
  To support the new parts and anticipated increase in sales due to marketing efforts, we will need to increase our manufacturing capacity. This will include acquiring space and creating "lines" for manufacturing. This will also increase our management and planning needs that will be covered by this funding.

- *Inventory*
  10.0%
  Initially, inventory will be procuring existing Commercial off the Shelf (COTS) parts that are available. As we develop our own parts, we will need to keep stock of those. We may go as far as creating our own chips if needed.

- *Marketing*
  20.0%
  With a larger amount of money, we will be able to grow the company faster through marketing. We will increase the types of media we advertise on and marketing we are doing. We will also increase staff to process sales.

- *Working Capital*
  26.5%
  With this amount of working capital, we should have enough money to grow the company to support all other efforts. This should provide funds to get the company to profitability.

- *Pandemic Related and Other Debt*
  10.0%
  This amount of funding will allow us to significantly reduce the cash burn on servicing debt. This will remove the pandemic related debt and also allow us to remove other debts that were taken on early in the company.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than October 28 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.inets.us/ (https://inets.us/annual_report/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:
www.startengine.com/introspective-power

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Introspective Power, Inc.

[See attached]

Introspective Power, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended June 30, 2020 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Introspective Power, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of June 30, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
June 22, 2022
Vincenzo Mongio

Statement of Financial Position

	Year Ended June 30, 2021	2020
ASSETS		
Current Assets		
Cash and Cash Equivalents	2,678	4,022
Accounts Receivable	394	390
Employee Advance	3,940	-
Short-Term Note Receivable	350	350
Total Current Assets	7,362	4,762
Non-current Assets		
Intangible Assets: Trademark, net of Accumulated Depreciation	146,889	142,721
Total Non-Current Assets	146,889	142,721
TOTAL ASSETS	154,251	147,483
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	29,309	32,609
Bank Loans Payable	11,844	13,476
Due to Shareholders - Fractional Shares	1,167	1,167
Notes Payable - Related Party	305,660	278,997
Deferred Compensation	1,012,701	589,685
Accrued Expenses	61,230	22,057
Payroll Liabilities	7,689	3,202
Other Liabilities	56	28
Total Current Liabilities	1,429,655	941,220
Long-term Liabilities		
Convertible Notes Payable - Related Party	48,600	
Convertible Notes Payable	131,093	206,078
PPP Loan - Round 1	-	137,332
PPP Loan - Round 2	74,270	-
Total Long-Term Liabilities	253,963	343,410
TOTAL LIABILITIES	1,683,619	1,284,630
EQUITY		
Common Stock	36	29
Additional Paid in Capital	1,267,888	1,198,495
Accumulated Deficit	(2,797,292)	(2,335,672)
Total Equity	(1,529,368)	(1,137,148)
TOTAL LIABILITIES AND EQUITY	154,251	147,483

Statement of Operations

	Year Ended June 30, 2021	2020
Revenue	92,314	612,529
Cost of Revenue	75,176	157,676
Gross Profit	17,138	454,853
Operating Expenses		
Advertising and Marketing	6,300	26,777
General and Administrative	566,372	722,289
Other Expense	-	-
Rent and Lease	2,181	2,672
Bad Debt	1,200	-
Amortization	7,436	7,436
Total Operating Expenses	583,489	759,174
Operating Income (loss)	(566,352)	(304,320)
EIDL Advance	-	6,000
Interest Income	0	5
PPP Loan Forgiven	137,332	-
Total Other Income	137,332	6,005
Other Expense		
Interest Expense	32,601	8,458
Taxes	-	
Total Other Expense	32,601	8,458
Provision for Income Tax	-	
Net Income (loss)	(461,620)	(306,773)

Statement of Cash Flows

	Year Ended June 30,	
	2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	(461,620)	(306,773)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Amortization	7,436	7,436
Accounts Receivable	-	11,458
Accounts Payable	(3,281)	(16,035)
Accrued Liabilities	43,661	(15,359)
Accounts Receivable	(4)	-
PPP Loan Forgiveness	(137,332)	-
Deferred Compensation	423,016	127,350
Deferred Revenue	-	(11,848)
Employee Advance	(3,940)	6,325
Other	9	(14,542)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	329,564	94,784
Net Cash provided by (used in) Operating Activities	(132,056)	(211,988)
INVESTING ACTIVITIES		
Intangible Assets	(11,603)	(25,968)
Net Cash provided by (used by) Investing Activities	(11,603)	(25,968)
FINANCING ACTIVITIES		
Other		
Convertible Notes	(26,384)	40,968
Short Term Loans Payable - Related Party	26,663	(47,886)
Bank Loans Payable	(1,632)	(100,791)
Sales of Stock	69,400	214,709
PPP Loan - Round 1	-	137,332
PPP Loan - Round 2	74,270	-
Net Cash provided by (used in) Financing Activities	142,316	244,332
Cash at the beginning of period	4,022	(2,353)
Net Cash increase (decrease) for period	(1,343)	6,376
Cash at end of period	2,679	4,022

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 7/1/19	78,571	8	983,807	(2,014,329)	(1,030,514)
Issuance of Common Stock	1,075	21	214,688	-	214,709
Prior Period Adjustment	-	-	-	(14,570)	(14,570)
Net Income (Loss)	-		-	(306,773)	(306,773)
Ending Balance 6/30/2020	79,646	29	1,198,495	(2,335,672)	(1,137,148)
Issuance of Common Stock	347	7	69,393	-	69,400
Prior Period Adjustment	-	-	-	-	-
Net Income (Loss)	-		-	(461,620)	(461,620)
Ending Balance 6/30/2021	79,993	36	1,267,888	(2,797,292)	(1,529,368)

Introspective Power, Inc
Notes to the Unaudited Financial Statements
June 30th, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Introspective Power, Inc. (IPi) (d/b/a Introspective Networks) was founded in 2013 to secure our country's public and private sector communications through a highly differentiated cybersecurity solution. IPi offers the first truly proactive, next-generation cybersecurity solution called SmokeNet, which will replace VPN solutions. Current VPN solutions are based on antiquated, 25-year-old technology. They are vulnerable to attack and soon, vulnerable to decryption by nearly anyone. The rise of Quantum computers only exacerbates this risk. SmokeNet removes all known attack vectors by using a Moving Target Defense strategy. Second, it utilizes Streaming Key Encryption, the same ultra-secure encryption cipher used for Top Secret information. Independent, third-party testing of the solution has reported "no vulnerabilities". The company currently holds 14 patents in cybersecurity and distributed computing.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on June 30. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "Fair Value Measurements and Disclosures" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit

worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Concentration of Revenue

The Company's revenue in 2021 is comprised of approximately $83,082, or 90%, in one customer. The Company's revenue in 2020 is comprised of approximately $447,146, or 73%, from one customer.

Deferred Compensation

Deferred Compensation consists of unpaid payroll, and shareholder compensation. The amounts carry no interest and are due at the discretion of the Company.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company recognizes revenue when a contract is signed, and the product is shipped as per the contract. For consulting or project work, the Company recognizes revenue as milestones are completed.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity-based compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of

the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price
Beginning Balance 6/30/2020	9,380	$ 0.001
Granted	450	$ 0.001
Exercised	-	$ 0.001
Expired/cancelled	-	
Total options outstanding, 6/30/21	9,830	$ 0.001
Options exercisable, 6/30/21	4,221	$ 0.001

	Nonvested Options	Weighted Average Fair Value
Beginning Balance 6/30/2020	6,257	
Granted	450	$ -
Vested	(821)	$ -
Forfeited	-	$ -
Nonvested options, 6/30/21	5,886	$ -

Warrants - The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrants below do not have cash settlement provisions or down round protection; therefore, the Company classifies them as equity. Management considers the equity-based compensation expense for 2020 and 2021 to be negligible.

The following table summarizes information with respect to outstanding warrants to purchase common stock of the Company, all of which were exercisable, at June 30, 2021:

Exercise Price Per Share	Number Outstanding	Expiration Date
200	2,637	11/15/2029
	2,637	

A summary of the warrant activity for the years ended June 30, 2020 and 2021 is as follows:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value in $
Outstanding at July 1, 2019	-	-	-	-
Grants	2,637	200.000	10	-
Exercised	-	-	-	-
Canceled	-	-	-	-
Outstanding at June 30, 2020	2,637	200.000	9	-
Grants	-	-	-	-
Exercised	-	-	-	-
Canceled	-	-	-	-
Outstanding at June 30, 2021	2,637	200.000	8	-
Vested and expected to vest at June 30, 2021	2,637	200.000	8	-
Exercisable at June 30, 2021	2,637	200.000	8	-

<u>Income Taxes</u>

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

<u>Recent accounting pronouncements</u>

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Convertible Notes –

The Company has outstanding convertible note agreements with related parties, totaling $48,600 for the purposes of funding operations. The interest on the notes was 4%. The amounts are to be repaid at the demand of the holder prior to conversion with the notes maturing in 2022. The notes are convertible into shares of the Company's Preferred Stock at the lowest price paid by third-party investors in the event the Company issues Preferred Stock, otherwise, the notes will be converted into Common Stock at a price of $200 per share, as established in the Introspective Power 2016 Offer Memorandum, at maturity.

Promissory Notes –

As of June 30, 2021, the Company has multiple outstanding promissory notes with a related party totaling $22,779 with an interest rate of 4% and maturities dated June 30, 2021, and December 31, 2021. These loans are unsecured. The balance of this loan was $20,357 as of June 30, 2021. See "Note 7 – Subsequent Events".

Revolving Loans –

As of June 30, 2021, the Company has an outstanding revolving loan with a related party totaling $149,054 with an interest rate of 4%. The balance of this loan was $148,245 as of June 30, 2021.

Revolving Notes Payable –

As of June 30, 2021, the Company has an outstanding revolving note payable with a related party totaling $131,692 with an interest rate of 4%. The balance of this loan was $137,057 as of June 30, 2021.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Convertible Notes –

The Company has outstanding convertible note agreements with third parties, totaling $131,093 for the purposes of funding operations. The interest on the notes was 4%. The amounts are to be repaid at the demand of the holder prior to conversion with the notes maturing in 2022. The notes are convertible into shares of the Company's Preferred Stock at the lowest price paid by third-party investors in the event the Company issues Preferred Stock, otherwise, the notes will be converted into Common Stock at a price of $200 per share, as established in the Introspective Power 2016 Offer Memorandum, at maturity.

See "Note 3 – Related Party Transactions"

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	485,352
2023	-
2024	-
2025	-
2026	-
Thereafter	-

NOTE 6 – EQUITY

The Third & Restated Certificate of Incorporation states that the Company has authorized 150,000 of common shares with a par value of $0.00001 per share.

There were 79,646 and 79,993 shares issued and outstanding as of June 30, 2020, and June 30, 2021, respectively.

See "Note 7 – Subsequent Events".

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to June 30, 2021, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through June 22, 2022, the date these financial statements were available to be issued.

In May 2022, IPi board members voted to approve a 300:1 stock split. In the draft of the Fourth Amended and Restated Certificate of Incorporation, there will be 45,000,000 shares authorized, with a par value of $0.0001 per share. This version of the A&R document has not been submitted to the State of Delaware yet.

In June 2022, the Company rolled forward the outstanding balance on a promissory note series with a related party, that went into default, totaling $4,728 with an interest rate of 4% and a maturity date of December 31, 2022. The loan is unsecured.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity realized losses and negative cashflows for the years presented and may continue to generate losses. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses, remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: This disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Introspective Power

Proactive Cybersecurity: Building the Future of Data Protection


Introspective Networks
Proactive Cybersecurity Defense
INVEST TODAY

Website | Broomfield, CO | TECHNOLOGY

$0.00 raised

0 Investors	$100M Valuation
$3.40 Price per Share	$204.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Introspective Networks has developed a revolutionary, patented cybersecurity defense that is validated to remove all known network vulnerabilities for comprehensive, proactive privacy protection. Rather than trying to stop cybersecurity problems as they happen, our technology removes the opportunity for problems completely. We are several years into the development of SmokeNet, our in-market flagship product line, and we are currently marketing the second major version of the underlying technology.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Our innovative One-Time-Pad encryption is not breakable, even in theory, with zero known vulnerabilities.
- The May 2021 presidential executive order that pivoted the government from cybersecurity offense to defense, put us on the forefront of that change using our proactive defense approach to cybersecurity.
- In addition to SmokeNet, our multi-patented flagship product, we have a number of new, patented products on their way to the market soon.

OVERVIEW

Removing the Vulnerabilities from Cybersecurity


Real, proactive cybersecurity measures
WHO WE SERVE
Individuals
Companies
Remote workers
National Defense
SmokeNet
by IN

Introspective Networks' focus is on real, proactive cybersecurity measures for comprehensive privacy protection for individuals, companies, employees working from home, and national defense. This is cybersecurity reimagined.


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Privacy - Terms

Our company was formed in 2013 when our founder and T-CEO Anthony Thompson left Level 3 Communications to create a generic distributed framework for the Industrial Internet of Things. Just weeks later, the NSA leaks came out. It was clear that this was a ground zero event for the cybersecurity issues of the future, and served as a call to action for Mr. Thompson to pivot his new company to develop an updated approach to cybersecurity.

To accomplish this, we have harnessed the power of **One Time Pad encryption**, the gold standard for encryption and the only known cipher that cannot be broken, even in theory. Using our patented **Streaming Transmission One-Time-Pad Protocol (STOP)** in combination with Moving Target Defense, we have created a new approach to cybersecurity with zero known vulnerabilities.

Our approach is on the forefront of current industry trends. The May 12th, 2021 Presidential Executive Order pivoted the government from cyber offense to defense, marking an industry shift, and we believe we are well-equipped to become leaders in this change.

The members of our team are industry veterans who have over a century of combined experience, handling multi-million dollar budgets and creating systems that controlled one of the largest telecommunications networks in the world, all while maintaining high availability services in computer science, telecommunications, and business.

Join us as we build a more secure future for individuals, businesses, and our country.

THE PROBLEM

Cracking Technology Has Caught Up to Cybersecurity's Lack of Innovation

Currently, most cybersecurity solutions seek to fix problems as they happen, without removing the opportunity for these problems to occur at all.

Advanced Encryption Standard (AES) is designed to be cracked

Edge cloud computing is being exploited in most ransomware attacks

Cybersecurity for data in motion is close to non-existent

This is because today's **Advanced Encryption Standard (AES)** is designed to be cracked, whether by Nation States or anyone else with the inclination and resources. Currently, there is ample evidence to show that nearly any Nation State, or anyone else with the inclination and resources, can create a cracking capability. In the 1990s and early 2000s, the limited power of computers created a barrier to entry to be able to crack complex encryption with commodity hardware. However, in the late 2000s, the advent of graphics processing, including single-instruction multi-data (SIMD) processors, made it so anyone could potentially create a cracking machine by adding these SIMD processors to graphics cards in the form of GPUs.

When the NSA leaks of 2013 occurred, it became clear that the AES was no longer providing adequate protection, as it had become standardized to the point that building a cracking machine based on its algebraic proof was quite possible.

Edge cloud computing has exhibited a major exposure and is being exploited in most ransomware attacks. As a result, cybersecurity for data in motion is close to non-existent. Without innovation in our approach to encryption, almost nothing can be done about the attack vectors in the network.

THE SOLUTION

Proactive, Defensive Encryption Technology



OUR FLAGSHIP PRODUCT

SmokeNet removes known network attack vectors using two technologies:

Introspective Network's flagship SmokeNet products and services work by removing known network attack vectors through the combined use of two technologies: **Moving Target Defense** and our patented **Streaming Transmission One-Time-Pad Protocol (STOP)**.

Moving Target Defense

SmokeNet uses **Moving Target Defense** to remove all network attack vectors, including recording. Using short and transient connections, MTD makes the originating port unknown while removing the threat of open leave for port scanning.


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Privacy - Terms

Our patented **Streaming Transmission One-Time-Pad Protocol** solves the classic "key exchange" problem in a practical way, allowing an OTP to be used directly in the network. We believe this provides an unprecedented level of proactive protection, as OTP encryption cannot be broken.


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Privacy - Terms

Privacy Protection that Works for Everyone


Consumer Products
• VPN replacement
• Robust security
• Easy setup
• No complex configurations

Our consumer products work as a drop-in replacement for traditional VPN services, but with much more robust security. Our hardware component ensures easy setup, as users are not required to install software or deal with complex configurations.


Enterprise Products
• Customizable
• Easily integratable
• Used over either public or private IP infrastructure

Our B2B and Enterprise products work in the same way, but have the benefit of customization to fit the needs of individual businesses. By working within existing network architecture, we allow businesses to leverage the benefits of SmokeNet without making major changes to their existing infrastructure. Additionally, SmokeNet can be used over either public or private IP infrastructure.


Business Model
CONSUMER
$200
Per Device
+ $30 Monthly Subscription
ENTERPRISE
$200
Per Device
+ Monthly Subscription

We manufacture SmokeNet devices for customers with businesses of all sizes. Our primary personal use device normally retails for $200 with COGS of approximately $75. The device requires a subscription to SmokeNet service, for which the customer pays $35 monthly or $350 annually. Enterprise customers pay higher monthly rates for similar devices used for employees who work from home, and they can also purchase rack mount equipment to protect their larger company networks. This equipment has a significantly higher price tag and we target a minimum of 60% gross margin.

OUR TRACTION

Zero Vulnerabilities Based on Independent Assessments and Multi-Patented Products


We're creating a new standard for cybersecuriry
SmokeNet
by IN

We believe our product is creating a new standard for cybersecurity. Multiple third party, independent assessments show zero network vulnerabilities. As far as we know, this is the first time that this has been achieved.


15+
Granted patents with additional patents pending



We have over fifteen patents filed for our flagship products, most of them granted and on the way to the market through Introspective Networks' cybersecurity products. More patents are in various stages of development, getting ready to be filed. An investment in Introspective Networks is also an investment in our robust patent portfolio and our commitment to growing it.

THE MARKET

Innovation in a Crucial, Evolving Industry


Cybersecurity is
behind the tim

While state-of-the-art in its day, cybersecurity that utilizes technology such as AES-256, is largely outdated. AES-256 was a technological development adopted as a standard a lifetime ago in computing timeframes. These technologies are not as secure as they once were.

We have designed SmokeNet from the ground up with bandwidth availability, modern processing power, and forthcoming attack methods in mind.

Until recently, the US has been focused on offense capabilities of cybersecurity, which created an inevitable need to pivot to defense at some point. On May 12, 2021, an executive order was signed initiating this hard pivot to defensive capabilities, reinforcing our belief that our technology is crucial to the future of the government's cybersecurity. We believe that existing cybersecurity programs in the federal government are at odds with that Order, as they perpetuate the ongoing offensive capabilities.

WHY INVEST

Building the Future of Cybersecurity


Invest in the future
of cybersecurity
Impressive portfolio of patents
Flagship product with no known network vulnerabilities based on third-party, independent assessments
More patented products on the way

Introspective Networks is driven by the mission of protecting our country's network data. Investing in us is an investment in your cybersecurity.

Nearly a decade ago, we had the foresight to predict a future pivot to defensive cybersecurity. Now, we are seeing that come to fruition with the May 12th, 2021 executive order. In a few years, we envision Introspective Networks capturing a significant piece of the cybersecurity market while continuing to innovate in this space.

With an impressive portfolio of patents, a flagship product with zero known network vulnerabilities based on third-party, independent assessments, and more patented products on their way to the market, we believe we are ready to lead the way into the future of cybersecurity.

Join us as we prioritize proactive privacy protection for you, your business, and our country.

Jan. 2013

First Provisional Patent

Provisional Patent Filed for Processing Units for Multi-Agent Systems (PUMAS) weeks after exploration of company viability.

July 2013

C-Corp Created

Created Introspective Power, Inc. as a Delaware C-Corp after validation that a viable company can be created.

August 2013

STOP Provisional Patent

Provisional Patent Filed for Streaming Transmission One-time-pad Protocol (STOP)

August 2013

IP Legal Counsel Retained

Retained top patent firm Nixon Vanderhye as legal counsel for patent portfolio.

July 2014

First DoD Contract

Received first DoD contract with DISA

Dec. 2014

First Patent Grant

First Patent Granted for PUMAS

March 2015

Second Patent Grant

First Patent Granted for STOP

Oct. 2015

STOP DoD Validation

Met with the civilian Director of the USAF 688th CyberWing. He advised that we keep developing the product as they projected it would be required in roughly 5 years.

June 2017

First SmokeNet Customer

First commercial sale of SmokeNet to PinPoint Communications - the original Regional Bell Operating Company in the Lincoln/Omaha region of Nebraska.

Nov 2018

USAF CyberWorx

CyberWorx at the US Air Force Academy tests SmokeNet with results that led to a rare CyberNext Event to USAF Cyber Leadership

May 2019

Positive Validation

CyberWorx initiated an independent, third party Red Team penetration assessment. This showed zero vulnerabilities. This was the first time this had been observed with any technology.

Sep. 2019

First SBIR Selection

Selected for Air Force Research Labs SBIR Phase 2 Project for Data at Rest (STOP/PAWS)

Nov. 2019

Second SBIR Selection

Selected for AFWERX SBIR Phase1 to explore and commercialize STOP.

Feb. 2020

Manufacturing & Branding Deals

OEM deal with HPE; Manufacturing & branding agreement with UNICOM.

Nov. 2020

New Base Patent

First Patent Granted for Partitioned Access Workstation (PAWS)

May 2021

Executive Order 14028

President Biden signs this order, moving the country from Cyber Offense to Cyber Defense. STOP/SmokeNet are strong defensive capabilities for networking.

July 2021

DoD Experiment

Participated in DoD Global Information Dominance Experiment #3 - Positive Result

Oct. 2021

MITRE Code Review

MITRE conducted an extensive code review checking for vulnerabilities. The testing yielded Positive Results.

Dec. 2021

New Base Patent

First Patent Granted for STOP Storage (STOPS)

Feb. 2022-Present

Commercializati on SBIR

NORTHCOM/ALCOM/AF WERX SBIRPhase 3 Commercialization - $7.5M Cap

March 2022-Present

Major Telco Purchase

A major telco purchased equipment for test project with US Government entities - Testing is currently ongoing with positive results.

May 2022

Fifteenth Patent

New patent for Encryption Key Material Expansion approved by USPTO - to be granted August 5, 2022. This will be the Company's 15th granted patent.

In the Press

NEWSWATCH

SHOW MORE

Meet Our Team



Anthony Thompson

Founder, President, CEO, and Board Chairman

Anthony started life immersed in technology regularly visiting Bell Labs in Murray Hill, NJ. with his father, Bell Labs Fellow Dr. Larry F. Thompson. While playing with electron microscopes, fiber optics and other interesting things at Bell Labs, he also, while still a teen, experienced beta testing the first lines of Apple computers and accessing ARPANet in the early 80's. These early experiences piqued Anthony's curiosity around networking and computer science making him a true "outlier". He has combined those experiences with education (MS/CS from CU) and experience (25+ in software development, 20+ years in telecommunications and 15+ years in leadership) to cultivate multiple critical, seminal patents to form the basis of the company he founded - Introspective Networks.

Prior to founding Introspective Networks, Anthony developed systems maintaining and controlling global networks for one of the world's largest telecommunications companies.



Steven Cummings

VP - Operations

Steven has spent a majority of his career building and managing networks and has earned degrees in Electronics and Information Technology. He served a successful term in the U.S. Air Force, where he held a Top Secret/SCI security clearance, working on critical Air Force networks supporting missions globally.

After the USAF, Steven moved on to manage groups deploying large, wide area networks for some of the country's largest providers, later focusing on creating software minimizing the potential for human error on critical systems, where outages or errors can have devastating impacts on emergency services, financial markets, and corporate networks, as well as military and government communications. He has hands-on experience developing network automation capabilities.

Nearly two decades of experience with both military and civilian networks and equipment, along with exposure to computers and programming at a young age have contributed to Steven's success. He has worked with Anthony developing software since 2008 and has worked since 2013 to help bring STOP technology to fruition.



Jack Jackson

CFO (part-time)

Jack has an MBA from the University of Minnesota and comes from the Medical Device Industry where he spent 23 years with Medtronic, the world's largest medical device manufacturer. He held numerous finance roles in Corporate, Business Unit, and International finance roles, as well as Business Development. Jack worked in Minneapolis, MN: Lausanne, Switzerland; and Denver, CO, working cross-functionally with R&D, Manufacturing, Sales, and Marketing.

Prior to working with Introspective Power, Inc., Jack was the Sr. Finance Director for the Neurosurgery Business supporting the VP / General Manager. The business addresses unmet medical needs in cranial and spine surgery. The Neurosurgery Business grew its revenue of $200M in 2008 to over $1.3B in 2019 via organic growth (exceeding 10%), adding Medtronic businesses, and via acquisition. The business also increased profitability from 'breakeven' up to 40% of revenue over this same period of time.

Jack works approximately 10 hours per week in his role with Introspective Power, Inc. while also serving as CFO Advisor for Level10 CFO full-time.



USAF Brigadier General Ian Dickinson (ret)

Board Member

General Dickinson has a unique perspective on the criticality of the technology from Introspective Networks. His USAF bio states:

"He (was) responsible for organizing, training, and equipping the Air Force's space and cyber forces with communications and information capability, enabling 14th and 24th Air Forces to support U.S. Strategic Command and U.S. Cyber Command. General Dickinson also act(ed) on behalf of the Commander, Air Force Space Command, as the Air Force's Designated Approval Authority for systems connecting to the Air Force network and for the AFSPC's $11.4 billion space and cyberspace mission system portfolio."

With an earned post-graduate degree in Computer Science, General Dickinson understands the validity of STOP/SmokeNet Technology. Ian is also well schooled in government policy providing the background to help Introspective Networks navigate getting this approved for use by the US Government. General Dickinson currently is the COO of BryceTech, an analytics and engineering firm, based in Alexandria, VA.

General Dickinson works approximately 60 hours per quarter in his role of Board Director for Introspective Power, Inc. dba Introspective Networks and continues to serve as COO for BryceTech full-time.

Full USAF Bio:

https://www.af.mil/About-Us/Biographies/Display/Article/108459/brigadier-general-ian-r-dickinson/



Tricia Heller, JD

Board Member

Tricia Heller joined the board of Introspective Power, Inc. to help navigate Intellectual Property matters, Regulatory Compliance issues, and relationships at the Federal US government level, including the DoD. She has been a senior advisor to a US Senator and has a solid understanding of how U.S. Government agencies, as well as the Colorado state government, work. Tricia's compliance and legal focus will assist the company in navigating federal entities like the NSA and NIST to allow the proper protection and rollout of IPi technology to the US at large.

Ms. Heller works approximately 60 hours per quarter in her role as Board Director for Introspective Power, Inc. and continues to serve as IP & Regulatory Compliance Director for Magpul Industries Corp. full-time.

Offering Summary

Company : Introspective Power, Inc.

Corporate Address : 11001 W. 120th Ave. Suite 400, Broomfield, CO 80021

Offering Minimum : $9,999.40

Offering Maximum : $1,069,997.00

Minimum Investment Amount (per investor) : $204.00

Terms

Offering Type : Equity

Security Name : Series B Common Stock

Minimum Number of Shares Offered : 2,941

Maximum Number of Shares Offered : 314,705

Price per Share : $3.40

Pre-Money Valuation : $99,955,920.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the President of the Company (the "President"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the President determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the President for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Previous Backer Bonus:

For any previous investors in Introspective Power, when you invest in this live offering you will receive an additional 10% bonus shares.

Insider Bonus:

Introspective Power insiders receive 5% bonus shares.

Time-Based

Friends and Family - First 5 days | 15% bonus shares

Super Early Bird - Next 7 days | 10% bonus

Early Bird Bonus - Next 14 days | 5% bonus shares

Amount-Based:

$500+

10% off one purchase of personal devices

$1,000+

15% off one purchase of personal devices

$5,000+

20% off one purchase of personal devices

$10,000+

SNAP1, 1 year service

$20,000+

SNAP5, 1 year service

$50,000+

SNAP5, 5 years service

$100,000+

Whole-Home SNAP device (pre-release version)

$200,000+

Whole-Home SNAP device (pre-release version) and Breakfast with the Founder at Dushanbe Tea House, Boulder, CO (provide your own transportation)

**All perks occur when the offering is completed.*

The 10% StartEngine OWNers' Bonus

Introspective Power, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series B Common Stock at $3.40 / share, you will receive 110 shares of Series B Common Stock, meaning you'll own 110 shares of Series B Common Stock for $340. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Previous Backer Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Campaign Video

Text Overlay: IN Logo

Anthony Scott Thompson

Founder/CEO

Anthony: We have suddenly been thrust into a situation where much of our workforce will be

working from home for months or years. Businesses have been left exposed by antiquated

cybersecurity measures that, quite clearly, do not work. With this pandemic, Introspective Networks has

pivoted to creating a next-gen cybersecurity solution for every business.

Anthony: The fact is, public encryption technology is over twenty years old. It is vulnerable to

recording, cracking, and jamming. Data is put on a VPN, it is all in one place. It is simple to jam or

record. Once it is recorded, it can be cracked at any time in the future. To counter this, Introspective

Networks has developed the SmokeNet Personal Gateway. This is simple, plug and go hardware that

employs STOP technology.

Text Overlay: S.T.O.P. Technology

Multi-Patented

Multi-Layered

Cyber Security Solution

Anthony: STOP is a multi-patented, multi-layered cybersecurity solution. The first layer utilizes

Moving Target Defense, protecting data from all known network threats, including recording and

jamming.

Text Overlay: SmokeNet NGPN: Moving Target Defense

Attackers can't even tell which is command and control and what is the actual data stream.

Trying to

crack it is impossible when you don't even know where to start!

1 Remove application attack vectors.

Random communications ports obscure what type of application is communicating.

2 Stop OS-specific attacks.

Hide server and client type to prevent fingerprinting.

3 Randomized.

Encryption and command and control.

TCP Ports TCP Ports

Encrypted Data Command and Control

Anthony: Target is moving, the data is never in one place. STOP has been independently verified

to have zero network vulnerabilities.

Text Overlay: Zero Network Vulnerabilities

Anthony: Data is further protected using Streaming Key Encryption.

Text Overlay: Streaming Key Encryption

Anthony: This uses the same encryption cipher employed worldwide to protect Top Secret

information. For the first time, this level of encryption is available to the public. Given everything that is

going on, this could not be more timely. If your company has been forced to work from home, you need

rock solid cybersecurity. Go to inets.us to learn more

Text Overlay: IN Logo

http://inets.us

Video - Overview

Man: Robust cyber security is a necessary investment in making sure you protect your digital

information both as an individual and as an organization.

Woman: That being said, many available cyber security solutions work on a reactive basis.

Meaning, they respond to a breach after it's happened. Only then do they look for the perpetrator.

Man: Now, the best solution is a proactive approach like SmokeNet. This is a highly

differentiated solution that utilizes Moving Target Defense to remove network attacks while also

encrypting data with the same ultra-secure cipher used by governments looking to protect top-secret

information.

Woman: The idea is to not only encrypt your data but hide it by creating a virtual smokescreen in

your network. Unfortunately, a lot of contemporary encryption schemes are decades-old and vulnerable

to skilled hackers.

Man: SmokeNet is verified to have zero vulnerabilities and protects against emerging

Quantum computer threats. SmokeNet's Streaming Key Encryption uses an ever-changing key,

layering in highly secure protection.

Woman: Current solutions have small, short keys that can be stolen, leaving your data vulnerable

to quick and easy access. With all that it has to offer, SmokeNet is the perfect solution for those who

work from home as well as small to medium-sized businesses.

Man: It is easy to use as a WiFi router. Plug it in, and connect to the Wifi Hotspot ... that's it!

Woman: Learn more at inets.us.

Text Overlay: https://inets.us

Video 1 - The Solution

Text Overlay: Introspective Networks

MTD

Moving Target Defense

Proactive Network Security

Anthony: Moving Target Defense, also known as MTD, is a defensive mechanism where a target

of interest is concealed and constantly moving to protect it from attack.

Text Overlay: Moving Target Defense aka MTD

Anthony: As a military technique, it was used by the natives of North America during the Colonial

Wars. They would attack quickly from the trees and disappear into the woods, effectively moving the

target for a counterattack. MTD has become a critical military tactic since that time.

Anthony: Moving Target Defense is essentially a shell game that constantly moves the target of

interest. These techniques can also be used in a network. With Introspective Networks' MTD solutions,

it's more like playing on multiple tables, in multiple rooms, with each pea being only a fragment of the

total data.

Anthony: In the network of today, data is sent from sender to receiver across a simple, direct

connection.

Text Overlay: Today...

Anthony: Like two tin cans and a string, someone can sit in the middle and intercept that

information with relative ease.

Text Overlay: With MTD...

Anthony: When Moving Target Defense is applied, there is no one line of communication. The

target is constantly moving, leaving nothing to tap into.

Anthony: Thank you for taking the time to learn more about proactive network security using

Moving Target Defense. To learn more, visit us at introspectivenetworks.com

Text Overlay: To learn more,

visit us @

http://introspectivenetworks.com

Video 2 - The Solution

Text Overlay: Introspective Networks

SKE

Streaming Key Encryption

Future Proof Security

Anthony: Streaming Key Encryption is based on one of the standards for encryption, the One Time

Pad.

Text Overlay: Streaming Key Encryption Based On The One Time Pad

Anthony: The One Time Pad was patented in 1919 by Gilbert Vernam of Bell Telephone

Laboratories. While the concept is old, it's still the only encryption that, when encrypted data is taken by

itself, cannot be broken. Many consider the One Time Pad to be the gold standard for encryption. The

reason is, it has a very simple mathematical proof. A trick question from pre-Algebra, the One Time Pad

Proof is X plus Y equals Z. This proof is also the foundation for Streaming Key Encryption. Even if we

know Z equals 25, there's not enough information to solve for X or Y.

Text Overlay: One Time Pad Proof

X + Y = Z

Z = 25

Anthony: This simple, yet powerful encryption is easy to explain. We have data, let's say twenty,

and choose a random number, say five. Twenty plus five equals twenty-five, the encrypted data.

Text Overlay: Streaming Encryption

Simple Yet Powerful

20 + 5 = 25

Data Key Encrypted Data

Anthony: We can also look at this in terms of colors. Blue plus yellow equals green, the encrypted

result. We now take our data and put it somewhere safe. We then send the streaming key and the

encrypted data on different channels through the network. The path the encrypted data is on is the In

Band Channel. The path the Streaming Key is on is referred to as the Out of Band Channel.

Text Overlay: Streaming Key

In Band Channel

Out of Band Channel

Anthony: When the Streaming Key and the encrypted data arrive at the other side, we simply

reverse the process using addition's inverse operator, subtraction. Z minus Y equals X, or twenty-five

minus five equals twenty, or green minus yellow equals blue, giving us our data.

Text Overlay: Decrypting Streaming

Encryption

Streaming Key Encrypted Data

Simply Reverse the Process

Z - Y = X

25 - 5 = 20

Anthony: Thank you for taking the time to learn more about Streaming Encryption. To explore

more on Introspective Networks' patented solutions, visit us at introspective networks.com

Text Overlay: Introspective Networks

To learn more,

visit us @

http://introspectivenetworks.com

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify

investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:44 AM 07/22/2022
FILED 10:44 AM 07/22/2022
SR 20223060156 - File Number 5362846

07/22/2022

FOURTH AMENDED & RESTATED CERTIFICATE OF INCORPORATION
of
INTROSPECTIVE POWER, INC.
(Pursuant to Sections 228, 242 and 245 of the
General Corporation Law of the State of Delaware)

Anthony Scott Thompson hereby certifies that:

1. He is the duly elected and acting President of Introspective Power, Inc., a Delaware corporation.

2. The date of filing the original Certificate of Incorporation of this corporation with the Secretary of State of the State of Delaware was July 8, 2013.

3. The date of filing the first Amended & Restated Certificate of Incorporation of this corporation with the Secretary of State of the State of Delaware was April 22, 2014. The date of filing the second Amended & Restated Certificate of Incorporation of this corporation with the Secretary of State of the State of Delaware was April 25, 2017. The date of filing the second Amended & Restated Certificate of Incorporation of this corporation with the Secretary of State of the State of Delaware was December 12, 2019.

4. The Third Amended & Restated Certificate of Incorporation of this corporation is hereby amended and restated to read as follows:

ARTICLE I
NAME

The name of the corporation is Introspective Power, Inc. (the "Company").

ARTICLE II
REGISTERED AGENT

The address of the registered office of the Company in the State of Delaware is 1209 Orange Street, Wilmington, DE 19801, located in New Castle County. The registered agent of the Corporation at that address is The Corporation Trust Company.

ARTICLE III
PURPOSE

The purpose of the Company is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware.

ARTICLE IV
CAPITAL STOCK

A. The aggregate number of shares of stock that this Corporation has authority to issue is 45,000,000, par value of $0.0001 per share. All 45,000,000 shares of the stock shall be classified into Common Stock, par value of $0.0001 per share.

Effective upon filing of the first Amended & Restated Certificate of Incorporation with the Secretary of State of the State of Delaware, on April 22, 2014, a 10-for-1 forward stock split for each share of Common Stock outstanding on that date automatically and without any action on the part of the holders thereof occurred (the "Forward Stock Split"). The par value remained $.0001 per share. This conversion applied to all shares of Common Stock. No fractional shares of Common Stock were issued upon the Forward Stock Split or otherwise. In lieu of any fractional shares of Common Stock to which the stockholder would have otherwise been entitled upon the Forward Stock Split, the Corporation paid cash equal to such fraction multiplied by the then fair market value of the Common Stock as determined by the Board.

All certificates representing shares of Common Stock outstanding immediately prior to the filing of the first Amended & Restated Certificate of Incorporation represent instead the number of shares of Common Stock as provided above. Notwithstanding the foregoing, any holder of Common Stock may (but shall not be required to) surrender his, her or its stock certificate or certificates to the corporation, and upon such surrender the corporation will issue a certificate for the correct number of shares of Common Stock to which the holder is entitled under the provisions of this Second Amended & Restated Certificate of Incorporation. Shares of Common Stock that were not outstanding prior to first Amended & Restated Certificate of Incorporation, and that were not outstanding after and as a result of the filing of the Second Amended & Restated Certificate of Incorporation, shall resume the status of authorized but unissued shares of Common Stock.

Effective upon filing of this fourth Amended & Restated Certificate of Incorporation with the Secretary of State of the State of Delaware, on May 20, 2022, a 300-for-1 forward stock split for each share of Common Stock outstanding on that date automatically and without any action on the part of the holders thereof occurred (the "Forward Stock Split"). The par value remained $.0001 per share. This conversion applied to all shares of Common Stock. No fractional shares of Common Stock were issued upon the Forward Stock Split or otherwise. In lieu of any fractional shares of Common Stock to which the stockholder would have otherwise been entitled upon the

Forward Stock Split, the Corporation paid cash equal to such fraction multiplied by the then fair market value of the Common Stock as determined by the Board.

All certificates representing shares of Common Stock outstanding immediately prior to the filing of the fourth Amended & Restated Certificate of Incorporation represent instead the number of shares of Common Stock as provided above. Notwithstanding the foregoing, any holder of Common Stock may (but shall not be required to) surrender his, her or its stock certificate or certificates to the corporation, and upon such surrender the corporation will issue a certificate for the correct number of shares of Common Stock to which the holder is entitled under the provisions of this Fourth Amended & Restated Certificate of Incorporation. Shares of Common Stock that were not outstanding prior to the Third Amended & Restated Certificate of Incorporation, and that are not outstanding after and as a result of the filing of this Fourth Amended & Restated Certificate of Incorporation, shall resume the status of authorized but unissued shares of Common Stock.

B. 24,000,000 shares of the authorized and unissued Common Stock are hereby designated "Series A Common Stock", par value of $0.0001 per share. The holders of the Series A Common Stock are entitled to one vote for each share of Series A Common Stock held at all meetings of Series A Common Stock holders (and written actions in lieu of meetings).

C. 13,500,000 shares of the authorized and unissued Common Stock are designated "Series B Common Stock", par value of $0.0001 per share. The holders of the Series B Common Stock are entitled to one vote for each share of Series B Common Stock held at all meetings of Series B Common Stock holders (and written actions in lieu of meetings).

D. The remaining 7,500,000 shares of stock classified Common Stock, par value of $0.0001 per share shall have no voting rights unless so designated by the Board of Directors pursuant to Article IV(E) hereof.

E. Subject to any vote expressly required by this Fourth Amended & Restated Certificate of Incorporation, authority is hereby expressly granted to the Board of Directors from time to time to issue the remaining Stock in one or more additional classes and one or more additional series within any existing class or any new class so issued, and in connection with the creation of any such class or series, by resolution or resolutions providing for the issue of the shares thereof, to determine and fix such voting power, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including, without limitation thereof, dividend rights, special voting rights, conversion rights, redemption privileges and liquidation preferences, as shall be stated and expressed in such resolutions, all to the full extent now or hereafter permitted by the General Corporation Law of the State of Delaware. Without limiting the generality of the foregoing, and subject to the rights of any series of Common Stock or Preferred Stock or other class of stock then outstanding, the resolutions providing for

issuance of any class or series of Common Stock may provide that that such class or series shall be superior or rank equally or be junior to another class or series, as the case may be, to the extent permitted by law.

F. Subject to any vote expressly required by this Fourth Amended & Restated Certificate of Incorporation, authority is hereby expressly granted to the Board of Directors from time to time to authorize and issue Common Stock in one or more series, and in connection with the creation of any such series, by resolution or resolutions providing for the issue of the shares thereof, to determine and fix such voting power, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including, without limitation thereof, dividend rights, special voting rights, conversion rights, redemption privileges and liquidation preferences, as shall be stated and expressed in such resolutions, all to the full extent now or hereafter permitted by the General Corporation Law of the State of Delaware. Without limiting the generality of the foregoing, and subject to the rights of any series of Common Stock then outstanding, the resolutions providing for issuance of any series of Common Stock may provide that that such series shall be superior or rank equally or be junior to the Common Stock of any other series to the extent permitted by law.

ARTICLE V
BYLAWS

Subject to any additional vote required by this Fourth Amended & Restated Certificate of Incorporation, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

ARTICLE VI
NUMBER OF DIRECTORS

Subject to any additional vote required by this Fourth Amended & Restated Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

ARTICLE VII
ELECTION OF DIRECTORS

Election of directors need not be by written ballot unless the Bylaws of the Company so provide.

ARTICLE VIII
MEETINGS AND BOOKKEEPING

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept

outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

ARTICLE IX
LIMITATION ON DIRECTOR LIABILITY

To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article IX by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

ARTICLE X
INDEMNIFICATION

To the fullest extent permitted by law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article X shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or other agent occurring prior to, such amendment, repeal or modification.

ARTICLE XI
AMENDMENT OF CERTIFICATE OF INCORPORATION

Subject to any additional vote required by this Fourth Amended & Restated Certificate of Incorporation, the Corporation reserves the right to amend, alter, change, or repeal any provision contained in this Fourth Amended & Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

* * *

This Fourth Amended and Restated Certificate of Incorporation has been duly adopted in accordance with the provisions of Sections 228, 242 and 245 of the General Corporation Law of the State of Delaware by the Board of Directors and the stockholders of the Corporation entitled to vote. The total number of outstanding shares entitled to vote or act by written consent was (a) 75,694 shares of Series A Common Stock and Series B Common Stock, voting together as a Class, and (b) 7,616 shares of Series B Common Stock, voting separately as a Series. A majority of the outstanding shares of (a) Series A Common Stock and Series B Common Stock, voting together as a Class and (b) Series B Common Stock, voting separately as a Series, approved this Fourth Amended and Restated Certificate of Incorporation by written consent in accordance with Section 228 of the General Corporation Law of the State of Delaware, and written notice has been given as provided in Section 228 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, Introspective Power, Inc. has caused this Fourth Amended and Restated Certificate of Incorporation to be signed by the President in Broomfield, Colorado this 22nd day of July, 2022.

Introspective Power, Inc.

By: Anthony Scott Thompson

Anthony Scott Thompson, President